The Benchmark Company, LLC

150 E 58th Street, 17th Floor

New York, New York 10155

November 5, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Westbrook

  Erin Jaskot

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-1
(File No. 333-232443)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters (the “Representative”), hereby join in the request of CNS Pharmaceuticals, Inc. (the “Registrant”) that the effective date of the above-captioned Registration Statement be accelerated to 4:30 p.m., Eastern Time, on Thursday, November 7, 2019, or as soon thereafter as practicable. The undersigned, as Representative, confirms that they are aware of their obligations under the Securities Act.

In connection with the Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise you that 300 copies of the Registrant’s Preliminary Prospectus, dated October 7, 2019, were distributed to investors, prospective underwriters and dealers and others.

The undersigned, as Representative, hereby advises you that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very Truly Yours,
By: The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets